UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Guided Therapeutics, Inc.
Name of Issuer

Common Stock, par value $0.001 per share
(Title of Class of Securities)

40171F105
(CUSIP Number)

May 23, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS:

The Whittemore Collection, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	4,692,583

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	4,692,583

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,692,583

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05%*

12	TYPE OF REPORTING PERSON:

CO

___________________

* The percentage used above is calculated based on 66,598,114 shares outstanding, consisting of 66,303,996 shares outstanding as of November 11, 2013 as reported in the Company’s Form 10-Q filed on November 13, 2013, plus 294,118 shares that could become outstanding upon conversion of warrants to purchase shares of the Company’s common stock and convertible preferred stock that is convertible into shares of the Company’s common stock.

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS:

Parsons & Whittemore Enterprises Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	4,692,583

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	4,692,583

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,692,583

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.05%*

12	TYPE OF REPORTING PERSON:

CO

________________

* The percentage used above is calculated based on 66,598,114 shares outstanding, consisting of 66,303,996 shares outstanding as of November 11, 2013 as reported in the Company’s Form 10-Q filed on November 13, 2013, plus 294,118 shares that could become outstanding upon conversion of warrants to purchase shares of the Company’s common stock and convertible preferred stock that is convertible into shares of the Company’s common stock.

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS:

George F. Landegger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	7,062,615

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	7,062,615

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,062,615

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.6%*

12	TYPE OF REPORTING PERSON:

IN

______________________

* The percentage used above is calculated based on 66,598,114 shares outstanding, consisting of 66,303,996 shares outstanding as of November 11, 2013 as reported in the Company’s Form 10-Q filed on November 13, 2013, plus 294,118 shares that could become outstanding upon conversion of warrants to purchase shares of the Company’s common stock and convertible preferred stock that is convertible into shares of the Company’s common stock.

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS:

George F. Landegger 2010 5-Year GRAT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	115,900

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	115,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

115,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.17%*

12	TYPE OF REPORTING PERSON:

OO

_____________________

* The percentage used above is calculated based on 66,598,114 shares outstanding, consisting of 66,303,996 shares outstanding as of November 11, 2013 as reported in the Company’s Form 10-Q filed on November 13, 2013, plus 294,118 shares that could become outstanding upon conversion of warrants to purchase shares of the Company’s common stock and convertible preferred stock that is convertible into shares of the Company’s common stock.

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS:

George F. Landegger 2010 10-Year GRAT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	115,900

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	115,900

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

115,900

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.17%*

12	TYPE OF REPORTING PERSON:

OO

____________________

* The percentage used above is calculated based on 66,598,114 shares outstanding, consisting of 66,303,996 shares outstanding as of November 11, 2013 as reported in the Company’s Form 10-Q filed on November 13, 2013, plus 294,118 shares that could become outstanding upon conversion of warrants to purchase shares of the Company’s common stock and convertible preferred stock that is convertible into shares of the Company’s common stock.

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 7 of 10 Pages

ITEM 1(a)	NAME OF ISSUER:

Guided Therapeutics, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

5835 Peachtree Corners East, Suite D Norcross, GA 30092

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) The Whittemore Collection, Ltd.

(ii) Parsons & Whittemore Enterprises Corp.

(iii) George F. Landegger

(iv) George F. Landegger 2010 5-Year GRAT

(v) George F. Landegger 2010 10-Year GRAT

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

4 International Drive Rye Brook, New York 10573

ITEM 2(c)	CITIZENSHIP:

(i)  The Whittemore Collection, Ltd. is a corporation organized under the laws of the State of New York.

(ii)  Parsons & Whittemore Enterprises Corp. is a corporation organized under the laws of the State of Delaware.

(iii)  George F. Landegger is an individual having citizenship in the United States.

(iv)  George F. Landegger 2010 5-Year GRAT is a trust governed by the laws of the State of Connecticut.

(v)  George F. Landegger 2010 10-Year GRAT is a trust governed by the laws of the State of Connecticut.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2(e)	CUSIP NUMBER: 40171F105

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o); (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 8 of 10 Pages

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4	OWNERSHIP:

This Amendment No. 2 (this “Amendment”) to Schedule 13G relating to shares of Series B Convertible Preferred Stock, par value $0.01 (“Series B Preferred Stock”) of Guided Therapeutics, Inc., a Delaware corporation (the “Issuer”), and warrants to purchase shares of common stock, par value $0.001 (“Common Stock”), of the Issuer, is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on September 21, 2010, as amended by Amendment No. 1 (collectively, the “Schedule 13G”) filed with the SEC on December 12, 2011.  This Amendment is being filed on behalf of (i) The Whittemore Collection, Ltd., a New York corporation (“TWC”); (ii) Parsons & Whittemore Enterprises Corp., a Delaware corporation (“PWE”); (iii) George F. Landegger, an individual having citizenship in the United States; (iv) the George F. Landegger 2010 5-Year GRAT, a grantor retained annuity trust governed by the laws of the State of Connecticut; and (v) the George F. Landegger 2010 10-Year GRAT, a grantor retained annuity trust governed by the laws of the State of Connecticut (together with the George F. Landegger 2010 5-Year GRAT, the “Trusts” and each, a “Trust”).

Except as set forth herein, the Schedule 13G is unmodified.

This Amendment is being filed to add the following information to Item 4 for updating:

On May 23, 2013, TWC entered into a Securities Purchase Agreement, dated May 21, 2013, between the Issuer, TWC and each of the other signatories thereto (the “Securities Purchase Agreement”), pursuant to which TWC purchased 100 shares of Series B Preferred Stock and warrants to purchase 73,529 shares of Common Stock and 73,530 shares of Common Stock, respectively.  The shares of Series B Preferred Stock purchased by TWC under the Securities Purchase Agreement were initially convertible into, and are currently convertible into 147,059 shares of Common Stock.

PWE is the sole shareholder of TWC, and, in such capacity, may be deemed to beneficially own the shares of Common Stock upon the conversion of the Series B Preferred Stock and warrants to purchase shares of Common Stock reported herein which is deemed beneficially owned by TWC.  Mr. Landegger is the Chairman and President of TWC and owns the majority of voting shares of PWE, and, in such capacities, may be deemed to beneficially own the shares of Common Stock upon the conversion of the Series B Preferred Stock and warrants to purchase shares of Common Stock reported herein which are deemed beneficially owned by PWE and TWC.

	(i)	For The Whittemore Collection, Ltd.:

		(a)	Amount beneficially owned: 4,692,583

		(b)	Percent of class: 7.05%

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 9 of 10 Pages

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 4,692,583

		(iii)	Sole power to dispose or direct the disposition of: 0

		(iv)	Shared power to dispose or direct the disposition of: 4,692,583

(ii)	For Parsons & Whittemore Enterprises Corp.:

	(a)	Amount beneficially owned: 4,692,583

	(b)	Percent of class: 7.05%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 4,692,583

		(iii)	Sole power to dispose or direct the disposition of: 0

		(iv)	Shared power to dispose or direct the disposition of: 4,692,583

(iii)	For George F. Landegger:

	(a)	Amount beneficially owned: 7,062,615

	(b)	Percent of class: 10.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 7,062,615

		(iii)	Sole power to dispose or direct the disposition of: 0

		(iv)	Shared power to dispose or direct the disposition of: 7,062,615

(iv)	For the George F. Landegger 2010 5-Year GRAT:

	(a)	Amount beneficially owned: 115,900

	(b)	Percent of class: 0.17%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 115,900

		(iii)	Sole power to dispose or direct the disposition of: 0

		(iv)	Shared power to dispose or direct the disposition of: 115,900

SCHEDULE 13G/A
CUSIP No.: 40171F105	Page 10 of 10 Pages

(v) For the George F. Landegger 2010 10-Year GRAT:

(a) Amount beneficially owned: 115,900

(b) Percent of class: 0.17%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 115,900

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 115,900

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit 99.1

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2014

The Whittemore Collection, Ltd.

By:	/s/ George F. Landegger
	Name:	George F. Landegger
	Title:	Chairman and President

Parsons & Whittemore Enterprises Corp.

By:	/s/ George F. Landegger
	Name:	George F. Landegger
	Title:	Chairman and President

/s/ George F. Landegger
George F. Landegger

George F. Landegger 2010 5-Year GRAT

By:	/s/ George F. Landegger
	Name:	George F. Landegger
	Title:	Trustee

George F. Landegger 2010 10-Year GRAT

By:	/s/ George F. Landegger
	Name:	George F. Landegger
	Title:	Trustee

[Signature Page to Schedule 13G/A]

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1	Joint Filing Agreement, dated January 29, 2014 by and among the Reporting Persons.